1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
December 20, 2018
Sara von Althann
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549

Re:	YouNow, Inc.
Draft Offering Statement on Form 1-A
Submitted September 28, 2018
CIK 0001725129
The Props Foundation Public Benefit Corporation
Draft Offering Statement on Form 1-A
Submitted September 28, 2018
CIK 0001754577
Dear Ms. von Althann:
YouNow, Inc. (“YouNow,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated November 29, 2018 (the “Comment Letter”), relating to YouNow’s filing on September 28, 2018 of YouNow’s Draft Offering Statement on Form 1-A (the “Offering Statement”).
To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by YouNow’s responses.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Form 1-A
Cover Page
1.Please include your website address on the cover page of the offering circular. Refer to Item 1(b) of Part II of Form 1-A for guidance.
In response to the Staff’s comment, YouNow has revised the Offering Statement on the cover page of the offering circular.
2.We note your disclosure stating that the offering “will continue until the earlier of (i) with respect to the Props Tokens distributed through the Props PBC offering, the date on which 60,000,000 million Props Tokens included in the allocation have been granted or sold, or (ii) with respect to the Props Tokens distributed through the YouNow offering, the date on which the offering of any additional Props Tokens would cause the sum of the “aggregate offering price” and the “aggregate gross sales” in this offering . . . to exceed $50,000,000.” Please revise to clarify that the sum of the maximum aggregate offering price and the aggregate sales pursuant to the YouNow offering and the Props PBC offering combined may not exceed $50,000,000 in any 12-month period. Refer to Rule 251(a)(3) of Regulation A.
In response to the Staff’s comment, YouNow has revised the Offering Statement on the cover page of the offering circular.
3.Please revise the cover page to disclose that payment for tokens in the cash offering may be made in U.S. dollars, Bitcoin, or Ether. Also state that, once submitted, an investor's subscription is irrevocable. In this regard, we note your disclosure in the first full paragraph on each of pages 99 and 100.
In response to the Staff’s comment, YouNow has revised the Offering Statement on the cover page of the offering circular.
4.Please provide your legal analysis supporting your conclusion that the investment limitation described in Rule 251(d)(2)(i)(C) of Regulation A does not apply to Props Tokens received through the app rewards offering or the grant offering.
In response to the Staff’s comment, YouNow respectfully submits that the investment limitations of Rule 251(d)(2)(i)(C) (the “Rule”) do not apply to recipients who receive the Props Tokens through the app rewards offering or the grant offering. As a result, YouNow is treating these recipients as if they do not pay any “purchase price” for the Props Tokens for purposes of the investment limitation. YouNow has revised the Offering Statement on the cover page and page 3 of the offering circular to clarify its position.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

YouNow takes this position because, as discussed below, (1) the text of the Rule references the “aggregate purchase price to be paid” by the investor, which suggests a focus on payments in money rather than non-cash consideration, (2) there is no reasonably practicable way for investors and issuers to measure non-cash consideration for purposes of assessing compliance with the investment limitations, and (3) treating non-cash consideration as relevant to the calculation does not make sense in light of the stated purpose of the investment limitation to protect investors against substantial losses and the way this risk is measured, i.e., based on financial metrics.
First, the text of the Rule indicates that the investment limitation does not apply to distributions of the Props Tokens for non-cash consideration. As relevant here, the Rule states as follows:
(C) In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor ... or the aggregate purchase price to be paid by the purchaser for the securities ... is no more than ten percent (10%) of the greater of such purchaser's: (1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§ 230.501)); or (2) Revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person.
The term “aggregate purchase price” is not defined. However, we believe the term “price” is reasonably viewed as indicating that an investor’s investment should be limited based on monetary consideration rather than some other form of consideration. This is because the word “price” suggests monetary value. In fact, the Cambridge Dictionary of English defines “price” as “the amount of money for which something is sold or offered for sale.” In contrast, the term “value” is more broadly as “importance, worth, or benefit.”
YouNow’s position is further bolstered by guidance provided in the Rule for how issuers should calculate “aggregate offering price” for purposes of the overall limitation on sales for Tier 1 and Tier 2 offerings in Rule 251(a)(2), which provides that “where a mixture of cash and non-cash consideration is to be received, the aggregate offering price must be based on the price at which the securities are offered for cash.” Here, the Commission specifically acknowledges that non-cash consideration does not have a true “price” and provides a way to account for that issue in calculating compliance with the aggregate offering limitation. The Commission also provides a way to value the consideration paid, which is “as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard.” The focus here is on value of non-cash consideration as a way to determine price, which, in contrast to value, is specifically related to monetary value.
If the Commission sought to encompass non-monetary value into the investment limitations of Regulation A, it would, YouNow believes, have used the term “value” rather than the term “price” in the Rule, and would, as it did in its guidance related to aggregate offering price, have provided

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

instructions as to how to value non-cash consideration. The Commission did neither of these things. As a result, YouNow believes, based on the text of the Rule, that those investment limitations should not apply to non-monetary consideration.
YouNow also believes its positon can be differentiated from cases where the Commission has determined that securities received for non-cash consideration are “sales” of securities for purposes of the Securities Act, precisely because those cases depend on the use of the term “value” rather than “price.” Those cases (which typically involve a determination that a sale of securities has occurred for purposes of Section 5 of the Securities Act) have been rooted the definition in Section 2(a)(3) of the Securities Act of a “sale” as “every contract of sale or disposition of a security or interest in a security for value.” In those cases, the Commission has consistently asserted that free distributions are “sales” because the purchaser provides non-cash “value” (for example, by giving the distributor additional business). See, e.g., SEC, In the Matter of Joe Loofbourrow, Securities Act Rel. No. 7700 (July 21, 1999) (distributor benefited from a “free” stock giveaway because it attracted potential future investors and increased the possibility that a market would exist for a later offering); SEC, In the Matter of Web Works Marketing.com, Inc. and Trace D. Cornell Securities Act of 1933, Release No. 7703 (July 21, 1999) (alleging “free” stock was provided to induce customers to enter into and maintain contracts for long distance telephone service marketed by the distributor and to attract visitors to the web site and to generate interest in the company, thus providing the company with “value” for purposes of Section 2(a)(3)). The Commission has consistently pointed out that value is not limited to cash. In contrast, the Commission has not, to YouNow’s knowledge, taken this position with respect to the term “price.”
Finally, YouNow believes its position is also supported by the fact that the Rule refers to an amount to be “paid” by the investor, as opposed to an amount “received” by the issuer. Again, this contrasts with the language of the definition of “aggregate offering price” in Rule 251(a)(2), which references the amount of “cash and other consideration received” rather than the “price paid.” The difference in the language suggests to YouNow that the investment limitations are meant to be based on monetary value and not some other form of value. Again, if the Commission meant to indicate that non-cash consideration should be included in calculations made for purposes of the investment limitation, YouNow believes the Commission would have clarified this position (as it did with respect to the aggregate offering limitations) and/or used alternative language (i.e., “received by the issuer” rather than “paid by the purchaser”).
Second, if purchasers were required to value their non-cash consideration for purposes of the income or net worth assessments of the Rule, it is difficult to know how those valuations would occur. Certainly, and in contrast to the guidance on aggregate offering price, the Rule does not provide a way for investors to make those assessments. In addition, there is simply no reasonably practicable way for an individual to value her in-app activities or development efforts. Although investors could potentially calculate their time working on activities, perhaps as a percentage of their total income, this would be time-consuming and nearly impossible to validate. In addition, if the Commission were to determine that investors need to include non-cash consideration in their

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

calculations of the numerator of the investment limitation tests, they would also need to include the value of that work – and any other work they may have done without monetary compensation – into the denominator representing their total income. YouNow notes that investors self-certify their compliance with the investor limitations, which means that the burden of making any assessments of the value of activities would be imposed on the recipients of the Props Tokens, not on YouNow. This would be an unreasonable burden for most investors.
Finally, treating non-cash consideration as relevant to the calculation of compliance with the investment limitations does not make sense in light of the stated purpose of the investment limitation to protect investors against substantial losses and the way this risk is measured, i.e., based on financial metrics. The Adopting Release makes clear that the concern behind the investment limitation is that non-accredited investors may suffer financial losses they cannot afford by purchasing excessive amounts of securities. See, e.g., Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A), Release Nos. 33-9741, at 48 (March 25, 2015) (the “Adopting Release”) (citing concerns that non-accredited investors “may not be able to absorb the potential loss of [an] investment”). In YouNow’s case, of course, the risk is that the Props Tokens will be of little or no worth in relation to the price paid.
Although the language of the Adopting Release does not specify financial losses, the use of a financial metric to measure the risk of vulnerability to loss suggests that financial losses are the true concern the Commission is trying to address with the investment limitation. It does not suggest in any way that the Commission is concerned that individuals will waste time by providing a level of services or similar consideration that is disproportional to the value of the securities they receive. In fact, this type of approach to the investment limitation would, in YouNow’s view, not be an appropriate focus of the investment limitation, any more than the Commission would appropriately limit a person’s efforts writing a novel that may not be successful (and thus would involve some type of “loss” of time or effort) – even if payment for writing the novel involved payment in securities. Instead, we believe the Commission sought to mitigate the potential vulnerability of investors that invest too much money in a Regulation A offering.
5.It appears from your disclosure that YouNow and Props PBC each are issuing Props Tokens and Props Entitlements. Please clarify whether your conclusion is that YouNow and Props PBC both are issuers or co-issuers and provide your legal analysis supporting this conclusion, including how two separate entities can issue the same securities and how each issuer will be subject to the remedial provisions of the federal securities laws. Please revise the Offering Circular to clearly state who the issuer will be of the tokens in connection with each type of sale, issuance and grant contemplated in the offering statement.
YouNow wishes to advise the Staff that it has abandoned its plans for YouNow and Props PBC to be co-issuers. While Props PBC remains an integral part of the long-term plans for the Props Network’s success and development and will, because of its public benefit purpose, serve an important role in helping to represent the interests of Props Token holders in the development and

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

operation of the Props Network, YouNow developed and owns the infrastructure for the Props Network, including the Token Contract and the Protocol Rewards Engine. As a result, YouNow will be the sole issuer of the Props Tokens under the Offering Statement. Further, in response to the Staff’s comment, YouNow has revised the Offering Statement to remove all references to YouNow’s co-issuer status with Props PBC, and YouNow has revised the Offering Statement to reflect that YouNow is the sole issuer of the Props Tokens. The Props PBC Offering will be conducted as a secondary distribution of Props Tokens.
Pricing, page 3
6.We note your disclosure that the price of all Props Tokens for all methods of distribution will be, or will be deemed to be, $0.14 per token for at least three months. We further note your disclosure that, "[i]f at any time following that 3-month period the Props Tokens are traded on one or more authorized exchanges or alternative trading systems, then starting in the month following any calendar month where there were trades for at least one million Props Tokens are executed through or on exchanges or alternative trading systems (a “calculation month”), [you] will value the tokens at the average closing bid price for the tokens during that calculation month until the end of the next calculation month." Please provide us your legal analysis as to how this offering complies with the requirements in Rule 253(b) to provide a bona fide range. Furthermore, we note that disclosure elsewhere, such as on page 100 under the section entitled "Valuation of noncash consideration," implies that this pricing mechanism only applies to the non-cash distribution. Please revise to explicitly clarify that the average closing bid price valuation, if and when applicable, will apply to cash sales and distributions pursuant to the app rewards offering or the grant offering.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 3 and 130 to note that the price of the Props Tokens distributed pursuant to the Offering Statement will be or will be deemed to be, as applicable, $0.14 per Props Token and, further, to clarify that the price per Props Token will only change upon the filing of an offering supplement. Further, we respectfully submit that YouNow is not required to provide a bona fide price range estimate because it does not intend to rely on Rule 253(b) to omit final pricing information from the offering statement, nor will it seek its qualification on the basis of a bona fide price range estimate. YouNow does, however, anticipate that it may adjust pricing in the future, and for this reason, has disclosed the circumstances under which YouNow may do so.
Summary
How to Participate, page 3
7.Please revise this section and "Plan of Distribution" to disclose the following:

•	how payments made in Bitcoin and Ether will be held until closing;

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

•	in the event subscriptions are rejected, the form refunds will take to purchasers who paid using Bitcoin or Ether; and

•	if rejected subscriptions are paid for using Bitcoin or Ether, how you will determine the amount of the refund if the value of the Bitcoin or Ether has changed.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 4-6, 127 and 129.
8.We note your disclosure stating "[i]f https://bitcoinaverage.com/ is not available at the time payment is received, we will use a replacement service, the suitability of which will be determined in our discretion." Please revise to explain how investors will be made aware of the use of a replacement service for valuation, the exchange ratio applied, and the resulting number of tokens that they will receive in such circumstances.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 4, 6, 127 and 129.
The Props Token's Role in Helping to Align Incentives of Network Participants, page 4
9.Please revise to disclose in more detail how you will determine the amount of Props Tokens to be issued (1) to users for in-app activities, and (2) to make grants to key Props Network participants. Please also disclose whether your officers, directors, or related parties will be eligible to receive rewards or grants in connection with this offering.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 7-8, 86, 97-98, and 102-03 to describe how YouNow will determine the amount of Props Tokens to be issued to users for in-app activities and how Props PBC will determine the amount of Props Tokens to be distributed to recipients under Props PBC’s grant program.
Terms of the Offering - No Debt or Equity Provisions, page 4
10.We note your disclosure that you “do not believe the Props Tokens should be characterized as either debt of equity under the securities laws.” Please revise all references throughout your offering statement that characterize the securities you intend to offer as neither debt nor equity and instead ensure that you have discussed all material terms of the Tokens and provided an appropriate summary thereof.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 7, 16, and 80 to reference the descriptions of the material terms of the Tokens and the initial functionalities of the Props Tokens by cross-reference to the sections of the Offering Circular captioned “Description of The Props Tokens Being Offered—Terms of the Token Contract” and “Description of The Props Tokens Being Offered—Functionality for Users.”

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Other Offerings, page 7
11.Please reconcile Props Tokens sold under the various agreements to existing tokenholders before this offering as disclosed in your Dilution discussion.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 106-107.
Risk Factors
Forks may be implemented on the Ethereum blockchain or on the Props Blockchain , page 25
12.We note you anticipate that the Props Network will become decentralized, that you will take a "less active role in guiding [its] development and administration." We further note your disclosure on page 25 that "[t]here is a possibility that [third party changes to the software underlying the Props Tokens] could result in changes to the Props Tokens that could, among other things, alter the economics or properties of the Props Tokens, to the point where the resulting token would effectively be a different token," and that, under such circumstances, you may "disclaim [your] status as issuer of such an altered Props Token and discontinue any plans to upgrade the tokens, Props Apps, or the Props Network." Finally, we note your disclosure on page 68 that you may cease your periodic filings and other disclosures with respect to such altered tokens. Please expand your disclosure to describe:

•	how tokenholders will know when such changes occur;

•	what notice they will have in advance of such events;

•	what rights, if any, they will have in determining whether or not such changes occur;

•	Your basis for “disclaim[ing] [your] status as issuer”;

•	The implications under the federal securities laws if the status of the token changes; and

•	to the extent known or estimable, approximately when you expect any such changes to occur.
Please make corresponding changes to the disclosure under "Description of the Props Tokens Being Offered -- Token Modifications" on page 68.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 30 of the offering circular to clarify the risks related to third party modifications and added an additional risk factor that addresses the Staff’s comments related to decentralization. In addition, in response to the Staff’s comment, YouNow has revised the discussion of token modification on

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

pages 82-83 and added additional discussion on pages 34-35 and 111 of the offering circular to address the Staff’s comments related to decentralization to the extent that YouNow is no longer the issuer of the Props Tokens.
13.We note your disclosure here and elsewhere in the offering circular regarding third party modifications to the software underlying the Props Tokens, which you may not control or endorse. Please provide us with additional detail why you are unable to control the smart contract such that third parties are prevented from making modifications. Additionally, please note that the material terms of the tokens must be set at the time of qualification. Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for existing holders and new purchasers in the offering. In your response, please address (without limitation) whether such changes could result in an effective exchange of outstanding tokens for the new security, how such an exchange would be made, and how it would comply with any registration obligations. Please make corresponding changes to the disclosure under "Description of the Props Tokens Being Offered -- Token Modifications" on page 68.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 82-83 to further clarify the circumstances in which the Props Network’s smart contracts can be modified and by whom.
The revised disclosure clarifies that while a fork in the Ethereum blockchain could, effectively, create two versions of the Props Token, YouNow anticipates that the creation of a duplicate record of Props Tokens will have little effect on the Props Network and holders of Props Tokens. Because a large amount of the Props Network is still relatively centralized—with YouNow and Props PBC still maintaining control over the Token Contract and the Protocol Rewards Engine smart contract, as well as controlling the two Props Apps that afford users benefits for the Props Tokens—YouNow and Props PBC can exert significant influence and control over what tokens are the tokens used by the network. If a fork were to occur, YouNow would remain the issuer of the Props Tokens supported in the Props Network and there would be no material change to the Props Network smart contracts maintained by YouNow and Props PBC or the functionality for Props Tokens in the Props Live Video App or Game Show App. YouNow would not, however, be the issuer of the duplicated versions of the Props Tokens—and would seek to communicate this to Props Token holders and disclaim its status as the issuer of such duplicated tokens.
In response to the Staff’s comment regarding the material terms of the tokens, YouNow has included language addressing the set, material terms of the tokens at the time of qualification. As described there, additional benefits to holding Props Tokens may be enabled by YouNow’s apps or by other, future-created Props Apps created by third parties. YouNow agrees, however, not to propose the removal of any of the benefits of Props Token holders described in the section of the offering circular captioned “—Description of the Props Live Video App and the Game Show App.” The disclosure further clarifies that, while changes may be made to the Token Contract and the

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Protocol Rewards Engine to, for example, implement additional functionality for Props Tokens or increase the number of issuable Props Tokens, YouNow will generally seek consensus, as determined in YouNow’s discretion, from members of the Props community through voting before implementing these changes. YouNow does, however, reserve the right, in its sole discretion, to make changes to the smart contracts and its apps consistent with the disclosure in the offering circular.
In considering whether a modification to the smart contract would result in the creation of a new security, YouNow proposes to follow the Staff’s guidance in no action letters (or subsequent applicable legislation or rules, or subsequent applicable guidance from the courts, the Commission or the Staff) by considering whether the modification fundamentally changes the nature of the investment in the Props Tokens, as opposed to adjusting contractual rights of a lesser magnitude. The standard for a “fundamental change in the nature of an investment” in Staff no action letters has focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities. When assessing, for example, whether indenture amendments create a new security, the Staff has taken no action positions in response to requests asserting an amendment eliminating certain prohibitions on the payment of dividends,1 and to the elimination of covenants restricting funded debt and indebtedness of restricted subsidiaries in exchange for an increase in the interest rate from 4-3/8% to 4-7/8% and the addition of a cross-default provision relating to its other existing debt.2 The Staff has also permitted waivers of a broad range of indenture covenants. 3 Given that the basic nature of the Props Tokens is to power functionality for users in Props Apps, YouNow believes that none of the changes described in the offering circular under “Description of the Props Tokens Being Offered—YouNow Smart Contract Modifications and Changes to Token Functionality” would constitute a fundamental change, as they relate to improving user experience by, for example, creating additional functionality; these changes do not remove or fundamentally alter any of the economic or other rights of the existing holders of Props Tokens. YouNow notes that other no-action letters have implied that amendments requiring unanimous consent may create new securities as well, but that this is not relevant to the current situation since, although YouNow generally seeks consensus prior to introducing modifications, it is under no obligation to do so and in any event the consensus sought is not unanimous.
____________
[1] Leasco Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2927 (Sept. 22, 1982); see also Sonderling Broadcasting, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2524, at *3-*4 (March 23, 1979) (without passing on whether new security exists, the Staff took a no-action position with respect to modification of stock repurchase limitation in connection with merger where the request asserted that the changes “will not affect the provisions of the Indenture relating to payment of principal and interest on the Debentures nor will it affect the interest rate, interest payment or maturity date, or the sinking fund provision applicable to the Debentures [nor] require any change in the form of Debenture”).
[2] Eaton Corp., SEC No-Action Letter, 1981 SEC No-Act. LEXIS 2905, at *1 (Dec. 30, 1980).
[3] See, e.g., Tennessee Forging Steel Corp., SEC No-Action Letter, 1977 SEC No-Act. LEXIS 100, at *2 (Dec. 21, 1976); Electronic Memories and Magnetics Corp., SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2735, at *1 (Oct. 16, 1984) (without passing on whether modification created new security, the Staff permitted modification of covenant restricting dividends and other payments); Macmillian, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 1914, at *1 (Jan. 22, 1982) (without passing upon question of whether “sale or offer” of new security is involved, the Staff permitted waiver of dividend and restricted payments tests); Susquehanna Corp., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (modification of covenant restricting “stock payments”); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (modification of covenant restricting dividends and other payments to permit repayment of $170 million of contributions to corporate parent); Lockheed Aircraft Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 231, at *5-*6 (Jan. 14, 1975) (modification of stock repurchase limitations in connection with financial restructuring).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

To the extent YouNow wishes to propose any changes not consistent with the disclosure in the offering circular, YouNow may, at such time, determine that such changes constitute fundamental changes to the nature of the Props Token, and, if it determines that such changes are fundamental, it may determine whether such changes will result in a new security. If YouNow makes the determination that such changes are fundamental, YouNow will deem any such modification to constitute an exchange of securities and conduct such exchange in compliance with applicable regulatory obligations.
Risk Related to our Business
Investors in Debt Payable by Asset Agreement, page 27
14.We note the Company entered into Debt Payable agreements in June 2018. Please revise to address the following:

•	disclose the nature of and repayment terms of these agreements;

•	address why the right to repayment amount from any potential sale of the agreements is less than the proceeds received and total obligation of $714,007;

•	address how the value assigned to the 6,884,780 Props tokens, which can be utilized for repayment, was determined; and

•	tell us the authoritative accounting literature followed in accounting for these types of agreements.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 34 and 105 to expand disclosure regarding the debt payable by asset agreements (“DPAs”). Further, YouNow wishes to inform the Staff that in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 470, Debt (“ASC 470”), YouNow deems the DPAs to be debt instruments since they contain a fixed maturity date, provide for interest, and are enforceable as such under the laws of Delaware. Per ASC 470-10-25-2(c)&(d) “While the classification of the proceeds from the investor as debt or deferred income depends on the specific facts and circumstances of the transaction, the presence of any one of the following factors independently creates a rebuttable presumption that classification of the proceeds as debt is appropriate: (c) The transaction is cancelable by either the entity or the investor through payment of a lump sum or other transfer of assets by the entity, (d) The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.”
Since the DPAs are instruments that are (1) cancelable by either the entity or the investor through payment of a lump sum of cash and (2) the investor's rate of return is explicitly limited by the terms of the transaction, YouNow considers ASC 470 to be the authoritative accounting literature to be followed in accounting for the DPAs treatment as debt. With respect to using Props tokens

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

as a form of repayment, there is no authoritative accounting guidance on the accounting for transactions using cryptocurrency. In accordance with FASB Accounting Standards Codification Topic 606, upon distribution of the Props token and contemporaneous prepayment to the lenders, YouNow will recognize income accordingly as its performance obligation has been fulfilled. Please see YouNow’s response to question 29 for additional detail.
Risks Related to Regulation
It is unclear when and if federal or state regulators will allow registration, page 34
15.We note your disclosure in the first paragraph under this heading that you are aware of "certain developments" related to the potential registration of a national securities exchange or ATS that would facilitate trading of Props Tokens on the secondary market and provide liquidity. Please revise to elaborate on the “certain developments” of which you are aware.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 40-41 of the offering circular to clarify that these developments are those news reports discussed in the same risk factor.
16.Please revise to clarify your disclosure in this risk factor and in the section “Secondary Markets” starting on page 67 that with respect to ATSs, the SEC does not approve or authorize ATSs or the types of securities that trade on them.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 40-41 and 81.
Use of Proceeds, page 41
17.Please revise your disclosure to describe the approximate amount of the net proceeds to be used for each identified purpose in the order of priority of such purposes. Additionally, please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and Instruction 3 thereto for guidance.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 47.
Dilution, page 42

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

18.Please disclose how total consideration of $15,799,000 related to this offering reconciles to the $22,400,000 of proceeds in your Use of Proceeds disclosure.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 48.
Components of Operations Revenue, page 43
19.We note the disclosure that revenue is derived from the sale of virtual goods and through advertising services. Please revise to provide a discussion which addresses the following:

•	How revenues derived through the various avenues are earned and when each revenue type is recorded as revenue;

•	Whether these revenues are recorded gross or net;

•	How the specific revenue amounts or percentages allocated to the content providers is specifically determined;

•	Whether the content creator arrangements are similar in nature or if they differ in terms of allocating revenues based on services provided; and

•	How the revenues relating to the sale of virtual goods from each of the various sources are determined.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 49-50.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Operations, page 43
20.We note that a majority of your revenue for 2017 and 2016 came from the sale of digital goods. Please revise to discuss any known trends that may affect the type, volume, or price of digital goods sold in the future. Refer to Part II, Item 9(d) of Form 1-A.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 55.
Results of Operations, page 45

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

21.Please revise to discuss and analyze the reasons for the increase in revenues in 2017, and disaggregate based on the nature of the underling revenues.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 54.
22.Please revise to expand your disclosures to discuss and analyze the reasons for the increases or decreases in each of the individual operating expenses and their respective components during 2017, including if you expect these trends to continue.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 54-55.
23.Please revise to provide a discussion of the changes in financial condition for the periods presented.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 50-55.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Trends, page 46
24.You state on page 72, that upon qualification of this offering circular, you intend to operate the apps with Props Tokens, that Props Tokens may be earned or acquired by the user as tips or in the secondary markets and users may also earn Props Tokens by winning a merit-based game in an app. Clarify the potential impact to your digital/virtual goods revenue trends from the acquisition of Props Tokens which can be utilized by users similarly.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 56.
Other income (Expense), page 46
25.Please revise to disclose how the liquidation value of the cryptocurrencies was determined and through what avenues these assets were both acquired and subsequently liquidated as well as the type of consideration received in the liquidations. Additionally, provide us with information detailing how the gains on the sale of the digital currencies were determined.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 51. As described in the revised disclosure, the liquidation value of the cryptocurrencies was based on the traded price of the cryptocurrency, and for purposes of determining realized gains and losses, the cost of cryptoassets sold is based on specific identification — in other words, each cryptoasset sold can be traced back to the YouNow wallet address where it was held when first acquired, allowing

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

YouNow to determine a cost basis for the cryptoasset, which is then subtracted from the price at which YouNow sold the cryptoasset in order to determine gain.
Liquidity and Capital Resources, page 47
26.We note the disclosure that the company had $20.1 million in cash at December 31, 2017. The company issued SAFT's to investors in November 2017 and you are obligated to return the purchaser's investments under certain conditions. Please tell us what amount of the $20.1 million in cash is attributable to the funds received from the issuance of the SAFT's, if any, and indicate whether this amount should be considered "restricted".
YouNow respectfully submits that $20.1 million of the cash can be directly attributable to the funds received from the issuance of the SAFTs. While not defined in FASB Accounting Standards Codification Topic 210, Balance Sheet (“ASC 210”), the term restricted cash is frequently used to describe cash that a company holds but cannot use in its day-to day operations due to contracted or legal restrictions. This caption is often used for cash balances that cannot be reported as current assets due to the provisions of ASC 210-10-45-4(a), which requires the following items to be reported as noncurrent assets, as follows:

•	Cash and claims to cash that are restricted as to withdrawal or use for other than current operations,

•	Cash that is designated for expenditure in the acquisition or construction of noncurrent assets, or

•	Cash that is segregated for the liquidation of long term debts.
Further, per ASC 210-10-S99-1, “Cash and cash items…Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits…” Since there are no legal restrictions to the use of cash for general operations, YouNow believes that none of the $20.1 million should be considered “restricted” per the guidance referred to above.
27.We note your disclosure stating "[a]s of December 31, 2017, YouNow had cryptocurrency reserves of $5.6 million, and as of August 31, 2018 held 103.77 Bitcoin and 3,580 Ether, respectively." Please revise to disclose the quantity of Bitcoin and Ether held as of December 31, 2017, and the value of the cryptocurrency reserves held as of August 31, 2018.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 56.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Critical Accounting Policies and Significant Judgements and Estimates
Revenue Recognition, page 49
28.You state that you determine revenue recognition in accordance with ASC 606 for only the proceeds from sales not subject to and contingent on the delivery of the Props Tokens under SAFTs and that for SAFTs since 100% of the proceeds from these sales are subject to the delivery of the Props Tokens, you have not yet received the proceeds. Please address the following:

•	Reconcile this with you disclosure on page 48 in which you state that substantially all the net cash provided by financing activities was the result of proceeds received under the SAFTs; and

•
Clarify your SAFT performance obligations considering your statement on page 28 that you sold rights to receive Props Tokens by entering into the SAFTs and entered into other agreements for the issuance of Props Tokens.

In response to the Staff’s comment, YouNow has revised the Offering Statement on page 58 to clarify that substantially all of the net cash provided by financing activities in all periods presents was the result of proceeds received under a line of credit—not proceeds received under the SAFTs. In addition, YouNow has clarified on page 59 that its performance obligations under the SAFTs are deemed to be the distribution of the Props Tokens following the launch of YouNow’s platform.
29.You state that you are recognizing revenue over the estimated period in which you are performing development services under the contracts, you have a performance obligation in these contracts to deliver the Props Tokens, and you use a cost to cost method of measuring progress toward complete satisfaction of your obligations. Please revise to address the following:

•	Identify the contracts which are within the scope of ASC 606, requiring recognition of revenue over the estimated service period;

•	Identify the specific performance obligations for these contracts;

•	The basis for using a cost to cost method in measuring progress of the performance obligations; and

•	Provide us with the authoritative guidance to support the recognition of revenue over the estimated development service period.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 59.
Descriptions of the Props Tokens Being Offered, page 63

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

30.Please revise to summarize all the material provisions of the smart contract that governs the Props Tokens. To the extent that the smart contracts define the rights of tokenholders, please file the form of the smart contract or a written summary of such contract as an exhibit to the offering statement pursuant to Item 17 of Form 1-A.
In response to the Staff’s comment, YouNow intends to file a copy of the code of the Token Contract as an exhibit to the Offering Statement with a subsequent amendment to the Offering Statement. Further, YouNow has revised the Offering Statement on page 74-75 to provide a summary of material terms of the Token Contract.
Functionality for Users, page 64
31.We note your disclosure stating that, "in the future, Props Token holders may be able to provide advisory votes on key issued affecting the Props Network, including the terms of the Token Contract and the total amount of Props Tokens that it may issue, changes to the algorithm in the Protocol Rewards Contract, or other updates to the Props Network smart contracts." To the extent known or contemplated, please provide more detail regarding such voting opportunities, including without limitation the following:

•	whether all tokenholders would be afforded equal rights to participate in such votes;

•	to what extent YouNow, Props PBC, and their respective officers, directors, and affiliates may participate in voting;

•	how notice will be provided regarding opportunities to vote;

•	whether and how you will communicate the results of advisory votes and your response thereto; and

•	whether Props Entitlements will entitle holders thereof to comparable voting rights or opportunities.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 78. YouNow has provided the requested additional information with respect to both in-app voting and network-wide voting.
Props Entitlements in Props Apps, page 64
32.Please provide additional details regarding the Props Entitlements. For example, please clarify whether the "additional necessary steps" referenced in this section is limited to the steps described in the "Receiving Props Tokens" section. Please also clarify if everyone who will receive Props Tokens will first receive Props Entitlements, including purchasers in the cash offering. We also note your disclosure that Props Entitlements do not expire, but may be forfeited

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

"if a user violates the terms and conditions of the Props App that issued the Props Entitlement." Please revise to disclose what will happen to a holder's Props Entitlements in the event that the user does not complete the required steps described under "Receiving Props Tokens" or if the holder is later deemed ineligible to participate in the offering. Please also clarify the process in which a Props Entitlement reflected on the Props Blockchain becomes a Props Token reflected on the Ethereum blockchain. Finally, please explain to us whether you view Props Entitlements as a digital asset that is separate and distinct from the Props Token.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 76-77 and 90-91 to provide additional details regarding “Props Entitlements.” YouNow also wishes to inform the Staff that it has also revised references to “Props Entitlements” throughout the Offering Statement to instead reference “Pending Props,” which YouNow believes better represents this feature of the Props Network and, in any case, better aligns with the feature will be presented to users.

The Pending Props are separate and distinct from the Props Tokens. While we think it also is reasonable to conclude that the Pending Props are not themselves digital assets, we think reasonable people can differ on that. We do not think, though, that in any event the Props Tokens are securities.

As described in the revised disclosure, Pending Props serve three purposes. First, they are an accounting mechanism recording that a user, through her in-app activities, has a contingent right to receive Props Tokens. As further described in the disclosure, these in-app activities are necessary but not sufficient for earning Props Tokens; users who have Pending Props have only an indication that they may receive Props Tokens upon the completion of additional steps necessary to earn them as described under “Description of the Props Tokens Being Offered-Receiving Props Tokens-Steps To be Taken By the User” and the completion of the settlement procedures described under “Description of the Props Tokens Being Offered-Receiving Props Tokens-Steps To be Taken By the User.”

Second, a user of the Props Live Video App may in effect combine the total of her Pending Props with the total of her Props Tokens to qualify to receive discounts in the purchase of in-app virtual goods and to purchase in-app virtual goods not available to users with a smaller total of Props Tokens and Pending Props. This is described in more detail under “Description of the Props Live Video App and the Game Show App-The Props Live Video App-The Role of Props Tokens in the Props Live Video App.”

Third, Pending Props may give a user an elevated in-app social status in the Props Live Video App and the Props Game Show App. This is described in more detail under “Description of the Props Live Video App and the Game Show App-The Props Live Video App-The Role of Props Tokens in the Props Live Video App” and “Description of the Props Live Video App and the Game

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Show App-The Game Show App-The Role of Props Tokens in the Props Game Show App.” Other users will be able to see that the total number of Props Tokens and Pending Props held by the first user; the higher that total number, the higher the first user’s in-app social status is. It’s important to note that there are no financial or other benefits from this in-app social status; a high in-app social status simply reflects significant usage of the platform.

Pending Props are non-transferable, and they have no redemption or other value. They are not convertible into or exchangeable for Props Tokens. If a particular holder of Pending Props meets the requirements to receive Props Tokens, that holder will receive the Props Tokens and the relevant Pending Props-i.e., the accounting entry showing that holder’s conditional right to receive the Propos Tokens-will be cancelled.

The characteristics of Pending Props make them clearly separate and distinct from Props Tokens. Pending Props lack the functionality of Props Tokens, they lack the transferability of Props Tokens, and they lack the opportunity for price appreciation of Props Tokens.

The fact that Pending Props can help permit a holder to purchase certain in-app virtual goods, and permit the holder to purchase other in-app virtual goods at a discount, might cause some people to conclude that the Pending Props are a type of asset. The Pending Props may be analogized to a “gold card” offered by a merchant to frequent customers that gives those customers special discounts. The gold card could, perhaps, be treated as an asset, even though it cannot be sold or transferred, and is of no value to anyone but the designated holder. We have not further analyzed the status of the Pending Props or a merchant gold card as an asset, but we are pleased to do so if the Staff would like our further analysis.

Finally, we do not believe that the Pending Props are, in any case, securities. Under the four-prong test set forth in SEC v. W. J. Howey Co., 328 U.S. 293 (1946), an instrument meets the definition of an “investment contract” and, therefore is a security, if it involves (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived primarily from the efforts of others. We believe that the Pending Props are not securities under each of these prongs; for this purpose, however, we will focus only on two of those prongs.

Most notably, the Pending Props fail the third prong of Howey; a holder has no expectation of profit from the Pending Props. Pending Props cannot be sold or transferred, and they generate no other economic return to a holder. A holder of Pending Props may (or may not) eventually receive Props Tokens, but this is not a function of the Pending Props. Whether a holder of Pending Props receives Props Tokens depends upon, among other things, whether that holder meets applicable know-your-customer and anti-money laundering requirements. A holder of Pending Props, then, has no expectation of receiving Props Tokens from the Pending Props; a holder has an expectation of receiving Props Tokens if the holder has earned the tokens and meets applicable

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

regulatory requirements. The Pending Props are, as discussed above, effectively an accounting entry reflecting a contingent right to receive Props Tokens.

There also is no “common enterprise” with respect to the Pending Props. This is true whether we view the common enterprise test as requiring horizontal commonality-i.e., all the Pending Props holders chare a common expectation of profits-or as requiring one of the two types of vertical commonality-which both look at some form of whether any profit derived by the holder of Pending Props is tied to the success of YouNow as the sponsor of the Pending Props.

Regardless of which test is used, the Pending Props do not involve any form of common enterprise. As discussed above, the Pending Props do not offer a holder any expectation of profit. Even assuming (for this purpose only) that the ultimate receipt of Props Tokens did create an expectation of profit to a Pending Props holder, whether that holder in fact receives Props Tokens is due to factors unique to that holder: did she engage in activities on the platform that entitled her to Props Tokens, and did she meet (and prove that she met) the applicable regulatory requirements. Therefore, one holder of Pending Props might receive Props Tokens by satisfying all of these requirements, while another holder who did not satisfy all of these requirements would not receive Props Tokens. As a result, the Pending Props do not involve horizontal commonality.

Similarly, YouNow may be a successful venture, but a Pending Props holder who does not meet the requirements to receive Props Tokens would not share in any of that success. Conversely, YouNow might not be a successful venture, but a Pending Props holder who ultimately meets the requirements to receive Props Tokens might sell or otherwise liquidate those tokens at a profit. As a result, there is no vertical commonality. In short, whether a Pending Props holder receives Props Tokens depends uniquely upon the actions and status of that holder, and is independent of any profits that may be enjoyed by other holders of Pending Props, by holders of Props Tokens, or by YouNow.
Token Supply, page 65
33.We note that you will allocate your Props Tokens supply as follows:

•	400,000,000 to wallets controlled by the Protocol Rewards Engine for use as daily app rewards or as validator rewards;

•
100,000,000 to wallets controlled by Props PBC and distributed on a discretionary basis in the form of grants or expense reimbursement to developers, strategic content partners and other entities directly supporting the growth of the Props Network;

•	260,000,000 to YouNow for issuance to current and future employees, subject to certain vesting requirements; and

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

•	40,000,000 Props Tokens for distribution to advisors or service providers as compensation, subject to certain vesting requirements.
Tell us how you will account for the issuance of these tokens, including your consideration of whether or not the issuance of these tokens should be classified as cost of revenues, employee and or operating expenses, citing applicable authoritative guidance.
In response to the Staff’s comment, YouNow wishes to inform the Staff that while there has been no authoritative accounting guidance issued by FASB or the American Institute of Certified Public Accountants ("AICPA") with respect to the issuance of cryptographic tokens, YouNow plans to account for the issuance of tokens to recipients as follows:

•
YouNow’s issuance of rewards paid to third-party validators will be accounted for as Cost of Revenue, and will be expensed at the time the tokens are issued to these recipients. Because YouNow operates the only two current Props Apps, all daily rewards will initially be made for YouNow’s benefit, and as such, these daily rewards will be entirely intracompany transfers of tokens without any accounting effect. Once third party Props Apps are added to the Props Network, the issuance of Props Tokens as daily rewards to the app developers or their users will also be accounted for as Cost of Revenue.

•
The initial issuance in a private placement of 100,000,000 Props Tokens to Props PBC will be accounted for as an intercompany transaction without any accounting effect. Props PBC’s issuance to developers, strategic content partners and other entities supporting the growth of the Props Network will be accounted for based on the underlying services provided by the recipients and will be expensed at the time the tokens are issued to such recipients. Costs related to developers and strategic content partners will be categorized as Research and Development Expense.

•
YouNow’s issuance of Props Tokens to current and former employees will be accounted for as Compensation Expense when granted, unless subject to vesting terms whereby the expense would be recognized pro rata over the vesting term similar to the provisions of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC 718”).

•
YouNow’s issuance of Props Tokens to advisors and/or other service providers with be accounted for as an operating expense based on the underlying service provided by the recipient and will be expensed when granted, unless subject to vesting terms whereby the expense would be recognized pro rata over the vesting term similar to the provisions of ASC 718 “Stock Based Compensation.” Generally, these vendor expenses would be categorized as either Sales and Marketing Expense or General and Administrative Expense.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

34.We note your disclosure that "[t]he initial terms of our Token Contract will provide for the issuance of no more than 1,000,000,000 Props Tokens" and your description of the allocation of these tokens. Please revise your disclosure to clarify the relationship between the up to 1,000,000,000 Props Tokens discussed in this section and the up to 160,000,000 Props Tokens offered pursuant to this offering statement. Please also disclose the exemption from registration that you expect to rely upon when issuing any Props Tokens described in this section other than those issued pursuant to this offering statement.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 78 and 79.
Secondary Markets, page 67
35.Please tell us what consideration you have given to the application of Section 29(b) of the Exchange Act as it relates to the trading of securities on unregistered exchanges, and the role you may play in facilitating the sales of your tokens on such unregistered exchanges.
We have carefully considered the application of Section 29(b) of the Exchange Act as it relates to the trading of securities on unregistered exchanges.
YouNow will not facilitate trading of the Props Tokens on any exchange or ATS that is not appropriately registered with the SEC or approved by FINRA, as applicable. Among other things, YouNow will not list the Props Tokens on unregistered exchanges or ATSs, encourage trading of the Props Tokens on unregistered exchanges or ATSs, or direct token holders to unregistered exchanges or ATSs. YouNow will only take these types of actions once an exchange or ATS is appropriately registered and approved.
Token Transfers, Generally, page 67
36.Please revise to more clearly describe what the "gas" fees represent, how the "gas" prices are determined, the source of funds for these payments, as well as the accounting treatment of these types of payments.
In response to the Staff’s comment, YouNow has revised the Offering Statement on page 81.
Description of the Props Network, page 71
37.Please disclose when you expect the development of the Props Network to be completed, including expected costs to be incurred.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 110-111. YouNow expects that the development of the Props Network will be ongoing in the

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

foreseeable future, as additional Props Apps are added to the Props Network, larger number of users are attracted to the Props Network, and additional functionalities for Props Tokens are incorporated into Props Apps.
The Props Network Smart Contracts, page 74
38.In regard to the Daily and Validator Rewards Allocations, please tell us the accounting to be followed when these allocations are made.
In response to the Staff’s comment, YouNow respectfully submits that the accounting treatment of Daily Rewards and Validator Reward depends entirely on whether the reward is given to YouNow, Inc. or third parties.
Immediately after the launch of the Props Network and the qualification of the Offering Circular, the 400,000,000 Props Tokens that comprise the rewards pool out of which Daily Rewards and Validator Rewards are to be paid will be held by YouNow’s Protocol Rewards smart contract. When a daily reward or a Validator reward is given to YouNow, the Protocol Rewards Engine smart contract will change the wallet address associated with the number of tokens being rewarded from the Protocol Rewards Engine to a wallet controlled by YouNow. The resulting change is an entirely intracompany transaction in which YouNow’s smart contract “sends” Props Tokens to a YouNow wallet. Effectively, it is as if the rewarded Props Tokens had vested according to a self-imposed vesting schedule. As such, there is no accounting event to be recorded in connection with rewards given to YouNow.
In contrast, rewards made to third parties are recorded as an expense. When a daily reward or a Validator reward is given to YouNow, the Protocol Rewards Engine smart contract changes the wallet address associated with the number of tokens being rewarded from the Protocol Rewards Engine to a wallet controlled by a third party. Upon transmission to a third party, for both the rewards and the validator rewards, the accounting treatment will be an expense and a credit to the asset account holding the tokens. In addition, a debit to the liability account holding the token and a credit to revenue would be required.
Description of Business
Overview, page 84
39.Please revise to provide a discussion of the wholly-owned subsidiaries, YouNow Research and Development Ltd., SwitchRTC Ltd., and the majority owned subsidiary, YouNow Services, LLC. The discussion should address the business of these subsidiaries and functions and services they provide to the Company as well as any other pertinent information.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 108.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

40.We note your disclosure in this section that "the YouNow App has generated over $60 million in virtual goods sales since its founding . . . ." We further note that a majority of your revenue for 2017 and 2016 came from the sale of digital goods. Please revise to describe the types of digital goods from which YouNow derives revenue.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 108.
White Papers, page 86
41.It appears that your White Papers issued in November 2017 and February 2018 may represent test-the-waters materials. Please file the White Papers as exhibits to your offering statement, or advise us why you do not believe they should be characterized as test-the-waters materials. Refer to Rule 255 of Regulation A.
In response to the Staff’s comment, YouNow has filed the white papers it issued in November 2017 and February 2018. YouNow maintains, however, that these communications were not indications of interest of the type contemplated by Rule 255, because YouNow had no intention at that time of pursuing a Regulation A offering and included no mention of any specific offering in these materials. Accordingly, YouNow respectfully believes that revising the check box in Item 4 of Part I of Form 1-A is not necessary.
Exchange Act Considerations, page 88
42.We note your disclosure in this section and elsewhere that you believe:

•
YouNow, Props PBC, the Ethereum blockchain, the Props Blockchain, the validators of the Ethereum blockchain, and other, future-selected validators of the Props Blockchain are not required to register as transfer agents or clearing agencies (page 89);

•	the Props Network, the Props Live Video App, and the Game Show App should not be viewed as exchanges or ATSs (page 90);

•	Etherium blockchain validators and Props Blockchain validators that could receive compensation in connection with completing transfers of Props Tokens are not brokerdealers (page 90);

•	YouNow and Props PBC do not meet the definition of investment companies despite your holdings in Props Tokens (page 91);

•	you are eligible to conduct this 1-A offering without engaging the services of a registered transfer agent (page 91);

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

•	selling Props Tokens at the same time that you may receive Props Tokens in connection with the purchase by users of digital goods does not violate Regulation M (page 91);

•
the securities offered pursuant to this offering circular are “covered securities” as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense Regulatory Framework is preempted under federal law with respect to Props Tokens offered under this offering circular (page 92); and

•	neither you nor your affiliates meets the definition of a money transmitter or a money services business (page 92).
Please provide us with your legal analysis with citations to proper authorities supporting your conclusions with respect to each of the above.
We have addressed each of the questions you have identified in a memorandum that we have submitted to you separately. We have requested confidential treatment for that memorandum.
Reporting Company Considerations, page 91
43.Please revise disclosures here and on page 36 under We could become a “reporting company” with significant additional reporting obligations …to clarify that you are subject to the transfer agent requirement, or provide us supplementally with a detailed legal analysis why a transfer agent is not required as requested in the comment above.
As noted in our response to comment 42, we have addressed each of the questions you have identified in comment 42, including this one, in a memorandum that we have submitted to you separately. We have requested confidential treatment for that memorandum.
Plan of Distribution, page 98
44.We note your disclosure that the Props Tokens sold for cash consideration will be "accepted on a rolling basis during the term of the offering" and that such subscription is irrevocable. Please revise to clarify how soon after payment is made that settlement will occur, and how you will communicate this timing to investors. Please also clarify whether this means that the funds submitted in payment for subscriptions will be immediately available for the company's use during the term of the offering, notwithstanding that investors are not yet owners of the Props Tokens, and discuss the risks to and the rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a closing and/or when the tokens are distributed. Finally, please address any contingencies to closings.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 18, 19, and 126-130.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

45.We note your disclosure that "Settlement of Props Tokens will occur at one or more closings on dates chosen by Props PBC in its complete discretion. An investor in this offering will become an owner of Props Tokens, including for tax purposes, and the Props Tokens will be issued, as of that date." We further note your disclosure, including on page 3, that, with respect to purchases made in Bitcoin or Ether, the payment of such cryptocurrencies will be "valued based on the most recent update at the time of payment." Please revise your disclosure under "Risk Factors" to discuss any significant risks arising from any delay between payment and settlement, including without limitation any significant risks arising from the volatility of cryptocurrency valuations during the interim.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 18 and 19.
Consolidated Financial Statements, page F-1
46.Please include interim financial statements in your next amendment. Refer to Form 1-A; Part F/S; (c)(1); (b)(3)(B).
In response to the Staff’s comment, YouNow has revised the Offering Statement to include interim financial statements.
Note 2. Summary of Significant Accounting Policies, page F-7
47.Please revise to disclose your accounting policies for Props Tokens, cost of revenue, sales and marketing expenses and commitments and contingencies.
In response to the Staff’s comment, YouNow has revised its financial statements to include Note 2(L) “Cost of Revenue”, Note 2(M) “Sales and Marketing”, and Note 2(P) “Commitments and Contingencies.” Additionally, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion on YouNow’s policy for Props Tokens since they have not yet been distributed to the token holders as of December 31, 2017.
48.Please revise to disclose the "Recent Accounting Pronouncements" which impact the Company.
In response to the Staff’s comment, YouNow has revised its financial statements to include Note 2(Q) “Recent Accounting Pronouncements.”
49.Please revise to provide an accounting policy for prepaid assets and other expenses.
In response to the Staff’s comment, YouNow has revised its financial statements to include Note 2(F) “Prepaid Expenses and Other Assets.”

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

50.Please revise to provide a discussion of the Series A and Series B preferred stock issuances given that the issuances have provided $7.25 million and $27.03 million respectively in liquidity and funding for the Company. You should identify the terms of the issuances as well as how the proceeds received were used in the Company's business.
In response to the Staff’s comment, YouNow has revised its financial statements to include Note 9 “Stockholders’ Equity” which includes the terms of the issuances as well as how the proceeds were used by YouNow.
(E) Accounts Receivable and Allowance for Doubtful Accounts, page F-8
51.Please enhance your policy to discuss the nature of your accounts receivable, including factors considered in your determination that no allowance for doubtful accounts is necessary as of December 31, 2016 and 2017.
In response to the Staff’s comment, YouNow has revised Note 2(E) “Accounts Receivable and Allowance for Doubtful Accounts” of its financial statements to enhance the description of the nature of YouNow’s accounts receivable, as well as to enhance the description of YouNow’s due diligence procedures related to the determination that no allowance for doubtful accounts is necessary as of December 31, 2016 and 2017.
Note 4. Intangible Assets, page F-10
52.Please revise to provide a rollforward of activity for each of the identified intangible assets for the periods presented. The disclosures for the digital currencies should be broken out by digital currency type. In addition, please disclose as to whether these intangible assets were impaired at any of the reporting periods presented.
In response to the Staff’s comment, YouNow has revised Note 4 “Intangible Assets” to include a rollforward of all intangible assets as well as to break out the digital currencies by digital currency type as requested. Additionally, the note was enhanced to disclose that as of the balance sheet dates, these intangible assets were not impaired.
53.We note that during 2017, you liquidated certain of your digital currencies. Considering that subsequent to the balance sheet date, the value of the digital currencies held have decreased significantly due to market conditions as disclosed on page F-15, disclose your intention to hold or sell your current digital currency holdings, including factors that would cause you to reconsider.
In response to the Staff’s comment, YouNow has revised its financial statements to enhance Note 4 “Intangible Assets” to include YouNow’s intentions on holding its digital currencies until there is a cash need or if the value of the holdings increases significantly.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Note 8. Notes Payable, page F-12
54.We note the Debt Payable by Assets agreement (i.e. DPA) entered into in December 2017.
Please address the following:

•	Confirm that the total amount of the borrowing was $952,742;

•	Please indicate whether the company is accruing interest on the DPA as well as indicting how the company is accounting for the interest element of the agreement; and

•	Disclose the amount of PROPs tokens which may be utilized for repayment and how the value of the tokens will be determined and at what point in time this determination will be made.
In response to the Staff’s comment, YouNow respectfully submits that the total amount of the borrowing was $1,070,000, of which $952,742 was received as of December 31, 2017, and the remaining $117,258 was received during 2018. Subsequent to December 31, 2017, $355,993 of the outstanding DPA was repurchased by YouNow resulting in a total borrowing, net of repurchases of $714,007. Further, YouNow respectfully submits that they are accruing interest on the DPA agreements based on a 20% interest rate for the first two years of the total loan since the DPA loans are anticipated to be repaid in PROPS tokens rather than cash, thus a 20% interest rate is mandated per the DPA agreement. Additionally, YouNow is accounting for the interest expense/interest payable on a monthly basis. Interest on the DPA loans was $7,939.52 in 2017 and due to its immateriality, YouNow plans on recording this amount along with the 2018 interest expense. In response to the Staff’s comment, YouNow has revised Note 8 “Notes Payable” to disclose the amount of PROPs tokens which may be utilized for repayment of DPA loans, and the method used to determine how and when the value of the tokens to be used for repayment will be calculated.
Note 10. Business Combinations, page F-13
55.Please revise to provide a discussion of the "developed technology" acquired and the determination and basis for this technology having an estimated useful live of 10 years.
In response to the Staff’s comment, YouNow has revised its financial statements to Enhance Note 11 “Business Combinations” to include a description of the “developed technology”. Further, YouNow has enhance Note 2(H) “Summary of Significant Accounting Policies – Intangible Assets Other than Goodwill” to include a description of YouNow’s determination and basis for this technology having an estimated useful life of 10 years. YouNow cites the 10-Ks of Microsoft Inc. and Adobe Systems Incorporated whereby similar intangible assets are valued from 1-20 years.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

Note 12. Commitments and Contingencies
(B) Tokens, page F-14
56.You state that you have entered into various agreements with unaffiliated individuals and companies to provide as needed, advisory services in exchange for Props Tokens, if and when Props Tokens are issued and that the agreements are generally subject to a vesting schedule. Please disclose how the company has accounted for these transactions and the literature followed, the nature of the services provided, the number of tokens subject to these agreements and the related vesting as well as the values assigned.
YouNow respectfully submits that as of the date of the offering, services under these agreements have not been rendered. Therefore, these transactions have not been accounted for as of December 31, 2017. Additionally, as discussed throughout this offering, there has been no authoritative accounting guidance issued by the FASB or AICPA with respect to cryptocurrency.
In response to the Staff’s comment, YouNow has revised Note 13(B) “Commitments and Contingencies - Tokens” to include a discussion as to how YouNow plans on accounting for these advisory expenses as well as a reference to the authoritative literature ASC 720, Other Expenses. As of the date of this response, there is no authoritative literature with respect to granting compensation in the form of cryptocurrency tokens subject to vesting in exchange for services. One would expect it to follow the terms of ASC 718, Compensation – Stock Based Compensation, however since PROPs Tokens are not deemed equity, we will not refer to that literature. Further, YouNow has enhance the description of the nature of the services provided, include the number of tokens that the company has authorized to be utilized for these advisory services and their related vesting periods, and provided the value assigned to the advisory offering.
57.Revise to provide a rollforward of activity for both the issued and outstanding as well as the committed but not issued, Props Tokens for the period presented, including related consideration and weighted average price per token.
In response to the Staff’s comment, YouNow has revised Note 13(B) “Commitments and Contingencies - Tokens” to include a table showing the total number of committed tokens, the aggregate value of committed tokens, the weighted average price per token and the total number of tokens issued and outstanding as of December 31, 2017.
Note 14. Risks and Uncertainties
(B) Unfilled Token Obligations, page F-15

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

58.You disclose that unfilled token obligations of $23,928,421 relate to SAFT agreements and the DPA loan agreements. Clarify how tokens exchanged for advisory services discussed in Note 12 (B) Tokens, are considered in your total unfilled, unissued token obligations.
YouNow respectfully submits that the tokens exchanged for advisory services discussed in Note 12 (B) Tokens are not considered in the total unfilled, unissued token obligations balance of $23,928,421, the amount of cash or digital currencies exchanged for SAFT and DPA loan agreements. In the case of the advisory services discussed in Note 12 (B), no cash or digital currencies were exchanged and the services described were not performed as of December 31, 2017, therefore a liability does not exist.
Exhibits, page II-1
59.We note that the forum selection provisions in YouNow's and Props PBC's bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
In response to the Staff’s comment, YouNow has revised the Offering Statement on pages 63 to clarify that the forum selection provision of YouNow’s bylaws does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
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In addition, to facilitate your review, we wish to call the Staff's attention to additional changes made throughout the document. These changes include those changes made to reflect YouNow's intended qualification of Props Tokens issuable pursuant to the DPAs. We believe that there were technical deficiencies in the Regulation CF offering of the DPAs that we believe are best cured through the qualification of the Props Tokens in the DPA Token Offering under this Offering Statement. In addition, YouNow has now completed its merger of the Rize app with the YouNow chat app, and we have made changes to disclosure accordingly, which primarily appear within the section of the Offering Statement captioned "Description of the Props Live Video App and the Game Show App." Finally, YouNow now intends for there to be third party Validators upon qualification of the Offering Statement, and as a result, YouNow intends to qualify under this Offering Statement the distribution of Props Tokens to these third party Validators. We have made changes accordingly throughout the Offering Statement.
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Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 20, 2018

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum